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                                  [LETTERHEAD]

                                                                         News
                                                                         Release
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For Immediate Release

     ANALYST CONTACT:                   MEDIA CONTACT:
          MARC EVANGER                       ROSANNE MARKS OR KERRY STURGILL
          VICE PRESIDENT AND CFO             MWW/SAVITT
          (206) 462-2177                     (206) 689-8505

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               QUALITY FOOD CENTERS (QFC) AND UDDENBERG TO MERGE

          FAST-GROWING QFC ADDS 25 STORES IN LARGEST ACQUISITION TO DATE

BELLEVUE, WASHINGTON -- November 12, 1996 -- Quality Food Centers, Inc. (NASDAQ:QFCI) and Keith Uddenberg, Inc., announced today that QFC will acquire Uddenberg's 21 Stock Markets and four Thriftway stores. The two supermarket chains signed a letter of intent in which QFC will acquire 25 Uddenberg stores in the western and southern Puget Sound, including Tacoma and Gig Harbor. The transaction is expected to be completed in early 1997, subject to certain conditions and regulatory approval.


In his announcement to employees, president and chief executive officer Dan Kourkoumelis said, "This is an excellent partnership. We're extremely pleased to welcome Keith's organization to our growing QFC family, and build on our tradition of offering Puget Sound customers the best grocery shopping experience we possibly can."

The purchase price for the Uddenberg stores will be a combination of cash and QFC stock, with a combined value of approximately $65 million. QFC plans to do an in-depth analysis of the stores, customer base and markets before determining which stores to convert to QFCs. Under the agreement, QFC plans on maintaining present Uddenberg store-based employees. Keith Uddenberg will retain the Gig Harbor Thriftway store and his businesses in the Gig Harbor area. QFC plans to combine certain administrative operations. "We have shared values and home-grown roots, as owners and food retailers," said Uddenberg. "I'm very pleased with the merger. QFC's attention to its customers and employees is very similar to the Uddenberg approach."

Over the past seven years, QFC has acquired 30 stores from 11 independent supermarket chains in the Puget Sound region of Washington State, including 12 Olson's stores in 1995.
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Christopher A. Sinclair, who came on board in September as president and chief executive officer and a director of a soon-to-be-formed holding company of QFC said, "This kind of merger, which builds economies of scale in our home market, is a critical part of QFC's overall expansion plan. It is just the beginning. QFC continues to aggressively seek out contiguous and new market acquisitions as well."

QFC is the second largest supermarket chain in the Puget Sound region. QFC has served the Seattle area for more than 41 years and today operates 64 stores and employs more than 4,400 people. QFC's top priority is satisfying the needs of its customers by providing superior service, high-quality perishables and competitive prices at convenient store locations. Keith Uddenberg, Inc. is a supermarket operator based in Gig Harbor, Washington. It currently operates 26 stores in the western and southern Puget Sound, and employs more than 2,000 people.

Quality Food Centers, Inc. press releases are available at no charge through PR Newswire's Company News On-Call fax service and on PR Newswire's Web site. For a menu of QFC's press releases or to retrieve a specific release, call 800-758-5804, extension 134257, or use the Internet at http://www.prnewswire.com/cgi-bin/liststory?134257^1